MGIC Investment Corporation
May 21, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C., 20549
Re:	Letter dated April 30, 2008 concerning MGIC Investment Corporation’s Form 10-K for the fiscal year ended December 31, 2007 File No. 001-10816
Dear Mr. Rosenberg:
We respectfully submit the following in response to the Staff’s April 30, 2008 letter commenting on our Annual Report on Form 10-K for the year ended December 31, 2007 (“2007 10-K”). For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by our responses. Page number references herein refer to the Form 10-K, unless otherwise noted. Terms used but not defined therein have the meanings set forth in the Form 10-K. Underlined text reflects additions to the disclosure in Form 10-K as filed. Where additional disclosure is provided below, we intend to include such revised disclosure with respect to financial periods covered by our Form 10-K and Form 10-Q, as applicable, beginning no later than with our Form 10-Q for the quarter ended June 30, 2008. We have used information from our 2007 10-K to illustrate our discussion.
Financial Condition, page 70
1. Please disclose a breakdown of the portion of your investment portfolio covered by the financial guaranty industry by credit rating, including the rating without the guarantee. Disclose any significant concentration in a guarantor.
Response: While we believe the disclosure in our 10-K appropriately disclosed the effect of the absence of financial guaranty support on the securities in our portfolio by indicating the percentage of the portfolio that would be ‘A’ rated and above without financial guaranty support, we will add a tabular presentation of our investment portfolio covered by financial guaranty insurance that demonstrates the current rating of the investment along with what the credit rating would be without the guarantee.
Disclosure: We have reproduced below the “Financial Condition” paragraphs pertaining to our investment portfolio with our changes indicated by underlining. We have included additional disclosure relating to this comment in our 10-Q for the quarter ended March 31, 2008.
As of December 31, 2007, 82% of our investment portfolio was invested in tax-preferenced securities. In addition, at December 31, 2007, based on book value, approximately 95% of our fixed income securities were invested in ‘A’ rated and above, readily marketable securities, concentrated in maturities of less than 15 years. Within our investment portfolio, approximately 29%, or a carrying value of $1,723 million is ~~covered~~ insured by ~~the~~ a financial guaranty insurer ~~industry~~. All of the guarantors had a AAA rating as of

May 21, 2008

December 31, 2007. A breakdown of the portion of investment portfolio covered by the financial guaranty insurance industry by credit rating, including the rating without the guarantee is shown below.

($ millions)
Guarantor Rating
Underlying Rating	AAA
AAA	$15

AA	869

A	751

BBB	88

$1,723

We evaluate the credit risk of securities through analysis of the underlying fundamentals of each issuer. If all of the companies in the financial guaranty industry lose their ‘AAA’ ratings, the percentage of our fixed income portfolio rated ‘A’ or better will decline by 1% to 94% ‘A’ or better. No individual guarantor is responsible for the guarantee of more than 10% of our portfolio.
At December 31, 2007, derivative financial instruments in our investment portfolio were immaterial. We primarily place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. The policy also limits the amount of our credit exposure to any one issue, issuer and type of instrument. At December 31, 2007, the modified duration of our fixed income investment portfolio was 4.8 years, which means that an instantaneous parallel shift in the yield curve of 100 basis points would result in a change of 4.8% in the market value of our fixed income portfolio. For an upward shift in the yield curve, the market value of our portfolio would decrease and for a downward shift in the yield curve, the market value would increase.

May 21, 2008

Contractual Obligations, page 77
2. Please revise your disclosure to clarify whether you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid. If you believe the amount and payment cannot be reliably estimated, disclose the amounts excluded and the basis for exclusion. Also, please explain why you did not include the $1.2 billion for the premium deficiency reserve in the table as it appears to be part of the loss reserves.
Response: In relation to the uncertain tax liabilities, we had not included the estimated payments within the contractual obligations disclosure due to the materiality of the amount estimated for such obligations as well as concern regarding the reliability of estimating the amount and timing of such payments. 1 We agree that stating the amounts not included within the table and why they were not included within the table would be beneficial to the investor. We will add discussion regarding the amount of uncertain tax liabilities not included within the table and the reason for the exclusion to the contractual obligations disclosure.
We did not include the $1.2 billion premium deficiency in the disclosure because it does not represent the same obligations that our loss reserves represent. Specifically, our loss reserves represent our liability for reported insurance losses and loss adjustment expenses based on loans which are currently in default. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. In contrast, premium deficiency reserves are established, if necessary, when the present value of expected future losses and expenses exceeds the present value of expected future premium and already established reserves. Additionally, the premium deficiency reserve represents not only contractual cash outflows related to claims and expenses, but also includes offsetting cash inflows in the form of premiums. Because the premium deficiency reserve is the present value of the estimated net future cash flows reduced by an estimated contractual obligation (loss reserves) it does not meet the definition of a contractual obligation.
Disclosure: We have reproduced below the “Contractual Obligation” sections of our critical accounting policies with our changes (which are in the last paragraph) indicated by underlining. We have included additional disclosure relating to this comment in our 10-Q for the quarter ended March 31, 2008.

[1]	We believe our approach is consistent with the history of the adoption of the contractual obligations table. Contingencies were initially proposed to be included in the table but were excluded in the final rule. “The proposed disclosure of contingent liabilities and commitments required registrants to disclose, either in text or in tabular format, the expected amount, range of amounts or maximum amount of contingent liabilities and commitments, aggregated by type and by time period of the expiration of the commitment. . . . . We are not adopting a disclosure requirement for contingent liabilities and commitments. We believe that meaningful disclosure of contingent liabilities and commitments is not necessarily best accomplished by an aggregated disclosure format (either tabular or textual) because such a format would inevitably omit important information about the operative facts and circumstances of contingent liabilities and commitments (e.g., triggering events, probability of occurrence or recourse provisions).” Release No. 34-47264 (January 28, 2003) at II.B.4.

May 21, 2008

At December 31, 2007, the approximate future payments under our contractual obligations of the type described in the table below are as follows:

	Payments due by period
		Less than			More than
Contractual Obligations ($ millions):	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt obligations	$993	$37	$369	$241	$346
Operating lease obligations	20	7	10	3	—
Purchase obligations	—	—	—	—	—
Pension, SERP and other post-retirement benefit plans	131	6	16	22	87
Other long-term liabilities	2,643	1,771	819	53	—

Total	$3,787	$1,821	$1,214	$319	$433

     Our long-term debt obligations include our $300 million of 5.375% Senior Notes due in November 2015, $200 million of 5.625% Senior Notes due in 2011 and $300 million outstanding under a credit facility expiring in 2010, including related interest, as discussed in “Note 5. Short- and long-term debt” to our consolidated financial statements in Item 8 and under “Liquidity and Capital Resources” above. For discussions related to our debt covenants see “-Liquidity and Capital Resources” and our Risk Factor titled “Our shareholders’ equity could fall below $2.250 billion, the minimum requirement of our bank debt.” Our operating lease obligations include operating leases on certain office space, data processing equipment and autos, as discussed in Note 12 to our consolidated financial statements in Item 8. See Note 9 to our consolidated financial statement for discussion of expected benefit payments under our benefit plans.
     Our other long-term liabilities represent the loss reserves established to recognize the liability for losses and loss adjustment expenses related to defaults on insured mortgage loans. The establishment of loss reserves is subject to inherent uncertainty and requires significant judgment by management. The future loss payment periods are estimated based on historical experience, and could emerge significantly different than this estimate. See “Note 6. Loss reserves” to our consolidated financial statements in Item 8 and under “-Critical Accounting Policies”.
     The table above does not reflect the liability for unrecognized tax benefits due to uncertainties in the timing of the effective settlement of tax positions. We did not include these amounts because we can not make a reasonably reliable estimate of the timing of payment for the liability for unrecognized tax benefits, net of payments on account, of $17.9 million. See Note 10 to our consolidated financial statement for additional discussion on unrecognized tax benefits.

May 21, 2008

Loss reserves and premium deficiency reserves, page 78
3. Please revise your disclosure to describe the nature of the additional information that was obtained and the specific assumptions that changed in connection with the premium deficiency recorded on the Wall Street bulk transactions. Please clarify why this information was not available in earlier periods. In addition, please include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions you have used to calculate the premium deficiency reserve would have on the financial statements.
Response: We did not provide more detail regarding establishment of the premium deficiency within the “Critical Accounting Policies” section because we did not want to duplicate information relating to the premium deficiency we had disclosed in the “Losses” section of the MD&A. However, will include additional disclosure within the “Critical Accounting Policies” as indicated below.
Within the MD&A we discussed that prior to the fourth quarter of 2007, all of our insurance risks were included in a single grouping for purposes of determining whether a premium deficiency existed. This grouping was based upon the guidance in FAS 60 that requires groupings consistent with how policies are acquired, serviced and measured for profitability. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. Upon further examination we determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or through the remainder of our bulk channel. This was not as apparent prior to the fourth quarter of 2007. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. It was our belief that a separate premium deficiency calculation was required under FAS 60 as our process for measuring profitability of the Wall Street Bulk transactions was now different then our actively written book of business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed. We determined that a premium deficiency did exist on the Wall Street bulk transactions, but that no premium deficiency existed on the remainder of our in force book of business. We will add discussion within the “Critical Accounting Policies” to address this comment.
With regards to your comment on additional disclosure on the impact of reasonably likely changes in key assumptions, we will add discussion about the sensitivity of the premium deficiency reserve estimate to small changes in the persistency, average severity and average claim rate as indicated below.
Disclosure: We have reproduced below the “Loss reserves” section of our critical accounting policies with our changes indicated by underlining.
Loss reserves and premium deficiency reserves
     Reserves are established for reported insurance losses and loss adjustment expenses based on when we receive notices of default on insured mortgage loans. A default is defined as an insured loan with a mortgage payment that is 45 days or more past due. Reserves are also established for estimated losses incurred on notices of default not yet reported to us. In accordance with GAAP for the mortgage insurance industry, we do not establish loss reserves for future claims on insured loans which are not currently in default.

May 21, 2008

     We establish reserves using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. The liability for reinsurance assumed is based on information provided by the ceding companies.
     The incurred but not reported, or IBNR, reserves referred to above result from defaults occurring prior to the close of an accounting period, but which have not been reported to us. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported. As of December 31, 2007 and 2006, we had IBNR reserves of $368 million and $110 million, respectively.
     Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process.
     The estimated claims rates and claims amounts represent what we believe best reflect the estimate of what will actually be paid on the loans in default as of the reserve date. The estimate of claims rates and claims amounts are based on our review of recent trends in the default inventory. We review recent trends in the rate at which defaults resulted in a claim, or the claim rate, the amount of the claim, or severity, the change in the level of defaults by geography and the change in average loan exposure. As a result, the process to determine reserves does not include quantitative ranges of outcomes that are reasonably likely to occur.
     The claims rate and claim amounts are likely to be affected by external events, including actual economic conditions such as changes in unemployment rate, interest rate or housing value. Our estimation process does not include a correlation between claims rate and claims amounts to projected economic conditions such as changes in unemployment rate, interest rate or housing value. Our experience is that analysis of that nature would not produce reliable results. The results would not be reliable as the change in one economic condition can not be isolated to determine its sole effect on our ultimate paid losses as our ultimate paid losses are also influenced at the same time by other economic conditions. Additionally, the changes and interaction of these economic conditions are not likely homogeneous throughout the regions in which we conduct business. Each economic environment influences our ultimate paid losses differently, even if apparently similar in nature. Furthermore, changes in economic conditions may not necessarily be reflected in our loss development in the quarter or year in which the changes occur. Typically, actual claim results often lag changes in economic conditions by at least nine to twelve months.
In considering the potential sensitivity of the factors underlying our best estimate of loss reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on reserves and, correspondingly, on results of operations. For example, a $1,000 change in the average severity reserve factor combined with a 1% change in the average claim rate reserve factor would change the reserve amount by approximately $101 million as of December 31, 2007. Historically, it has not been uncommon for us to experience variability in the development of the loss reserves through the end of the following year at this level or higher, as shown by the historical development of our loss reserves in the table below:

May 21, 2008

	Losses incurred	Reserve at
	related to	end of
	prior years (1)	prior year

2007	$(518,950)	$1,125,715
2006	90,079	1,124,454
2005	126,167	1,185,594
2004	13,451	1,061,788
2003	(113,797)	733,181

(1)	A positive number for a prior year indicates a redundancy of loss reserves, and a negative number for a prior year indicates a deficiency of loss reserves.
     The establishment of loss reserves is subject to inherent uncertainty and requires judgment by management. The actual amount of the claim payments may vary substantially from the loss reserve estimates. Our estimates could be adversely affected by several factors, including a deterioration of regional or national economic conditions leading to a reduction in borrowers’ income and thus their ability to make mortgage payments, and a drop in housing values that could expose us to greater loss on resale of properties obtained through foreclosure proceedings. Changes to our estimates could result in material changes to our results of operations, even in a stable economic environment. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. Current conditions in the housing and mortgage industries make these assumptions more volatile than they would otherwise be.
After our loss reserves are established, we perform premium deficiency calculations using best estimate assumptions as of the testing date. Historically all of our insurance risks were included in a single grouping and the calculations to determine if a premium deficiency existed were performed on our entire in force book. As of September 30, 2007, based on these calculations there was no premium deficiency on our total in force book. During the fourth quarter of 2007, we experienced significant increases in our default inventory, and severities and claim rates on loans in default. We further examined the performance of our in force book and determined that the performance of loans included in Wall Street bulk transactions was significantly worse than we experienced for loans insured through the flow channel or through the remainder of our bulk channel. As a result we began separately measuring the performance of Wall Street bulk transactions and decided to stop writing this business. Consequently, as of December 31, 2007, we performed separate premium deficiency calculations on the Wall Street bulk transactions and on the remainder of our in force book to determine if premium deficiencies existed.
Calculations of premium deficiency reserves requires the use of significant judgments and estimates to determine the present value of future premium and present value of expected losses and expenses on our business. The present value of future premium relies on, among other things, assumptions about persistency and repayment patterns on underlying loans. The present value of expected losses and expenses depends on assumptions relating to severity of claims and claim rates on current defaults, and expected defaults in future periods. The discount rate used in the calculation of the premium deficiency reserve was based upon our pre-tax investment yield at December 31, 2007. Assumptions used in

May 21, 2008

calculating the deficiency reserves can be affected by volatility in the current housing and mortgage lending industries. To the extent premium patterns and actual loss experience differ from the assumptions used in calculating the premium deficiency reserves, the differences between the actual results and our estimate will affect future period earnings.
As is the case with our loss reserves, the severity of claims and claim rates, as well as persistency for the premium deficiency calculation, are likely to be affected by external events, including actual economic conditions. However, our estimation process does not include a correlation between these economic conditions and our assumptions because it is our experience that an analysis of that nature would not produce reliable results. In considering the potential sensitivity of the factors underlying management’s best estimate of premium deficiency reserves, it is possible that even a relatively small change in estimated claim rate or a relatively small percentage change in estimated claim amount could have a significant impact on the premium deficiency reserve and, correspondingly, on results of operations. For example, a $1,000 change in the average severity combined with a 1% change in the average claim rate could change the premium deficiency reserve amount by approximately $141 million. Additionally, a 5% change in the persistency of the underlying loans could change the premium deficiency reserve amount by approximately $36 million. We do not anticipate changes in the discount rate will be significant enough as to result in material changes in the calculation.
Investment Portfolio, page 81
4. You state that you use pricing services to determine the fair value of your portfolio. Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosure to address the following if material:
•	Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;

•	Describe the methods used to estimate fair value;

•	Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived; and

•	Disclose whether the valuation models used have changed from prior periods.
Response: Commencing with our Form 10-Q for the quarter ended March 31, 2008, upon adoption of FAS 157, we began disclosing more information related to the fair value hierarchy of our investment portfolio. This includes tabular disclosure of our investment portfolio into the three levels defined within FAS 157.
Our Level 1 investments consist of securities for which there are quoted prices for identical instruments in active markets that we have the ability to access. Our Level 2 investments, approximately 95% of our portfolio, are those whose fair value is not always a quoted price for that identical security, but for which all significant inputs into determining fair value are observable. Investments classified as Level 2 primarily consist of municipal and corporate bonds.
We utilize a pricing service to determine the fair value of all our Level 1 and Level 2 investments. For Level 1 investments, the service determines fair value based upon quoted prices for identical instruments.

May 21, 2008

For Level 2 investments, the pricing service utilizes a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data and other reference information. This information is then evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the fair value assigned to each security.
Our Level 3 investments represent the securities within our portfolio that are not traded in active markets and for which market quotations are not available. We did not disclose, nor do we anticipate disclosing additional information pertaining to the valuation models of Level 3 investments, as they represent less than 1% of our portfolio and as such we believe they are immaterial.
Disclosure: We have reproduced the “Investment Portfolio” portion of our “Critical Accounting Policies” section of our 2007 10-K with our changes indicated by underlining. We have included additional disclosure relating to this comment in our 10-Q for the quarter ended March 31, 2008.
Investment Portfolio
     We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other comprehensive income in shareholders’ equity. Our entire investment portfolio is classified as available-for-sale.
Fair value is defined as the price that would be received in a sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, we use various valuation techniques and assumptions when estimating fair value. In accordance with SFAS No. 157, we applied the following fair value hierarchy in order to measure fair value for assets and liabilities:
Level 1 — Quoted prices for identical instruments in active markets that we have the ability to access. Financial assets utilizing Level 1 inputs include certain U.S. Treasury securities and obligations of the U.S. government.
Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and inputs, other than quoted prices, that are observable in the marketplace for the financial instrument. The observable inputs are used in valuation models to calculate the fair value of the financial instruments. Financial assets utilizing Level 2 inputs include certain municipal and corporate bonds.
Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or value drivers are unobservable. Level 3 inputs reflect our own assumptions about the assumptions a market participant would use in pricing an asset or liability. Financial assets utilizing Level 3 inputs include certain state, corporate and mortgage-backed securities
We obtain information from commercially available resources to help us determine the fair value of securities available-for-sale in Level 1 and Level 2 of the fair value hierarchy. These resources ~~services~~ utilize a variety of inputs to determine fair value including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the ~~fair~~ value

May 21, 2008

assigned to each security. We review the values ~~prices generated by this model~~ for reasonableness and, in some cases, further analyze and research values ~~prices~~ generated to ensure their accuracy. Securities whose fair value is primarily based on the use of a multidimensional pricing model are classified in Level 2 and include certain municipal and corporate bonds. Securities available-for-sale classified in Level 3 are not readily marketable and are valued internally based on the present value of expected cash flows utilizing data provided by the trustees.
Fair value measurements for items measured at fair value included the following as of December 31, 2007 (in thousands):

		Quoted Prices in		Significant
	Fair	Active Markets for	Significant Other	Unobservable
	Value	Identical Assets	Observable Inputs	Inputs
	Measurements	(Level 1)	(Level 2)	(Level 3)

Assets
Securities available-for-sale	$5,898,232	$257,066	$5,603,971	$37,195
     Realized investment gains and losses are reported in income based upon specific identification of securities sold. We complete a quarterly review of invested assets for evidence of “other than temporary” impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be “other than temporary”. Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectibility of previously accrued income is made. Factors used in determining investments whose value decline may be considered “other than temporary” include the following:
•	Investments with a market value less than 80% of amortized costs
•	For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies
•	Other securities which are under pressure due to market constraints or event risk
•	Intention to hold fixed income securities to maturity
     There were no “other than temporary” asset impairment charges on our investment portfolio for the years ending December 31, 2007, 2006 and 2005.
2. Basis of Presentation and summary of significant accounting policies, page 90
5. Please tell us your operating segments as defined in SFAS 131. If your Wall Street bulk transactions is an operating segment, please tell us the reasons for aggregating this segment with your other transactions. Please discuss the aggregation criteria in paragraph 17 of SFAS 131.
Response: We believe that we have only one reportable segment, mortgage insurance. We also perform the required premium deficiency calculation that includes estimates of future performance on Wall Street

May 21, 2008

bulk transactions, however no historical financial statements for the Wall Street bulk transaction are being maintained and/or provided to the chief operating decision maker on a regular basis “to make decisions about resources to be allocated to the segment and assess its performance”. This is partially due to the fact that an insured mortgage loan, whether it is originated through a Wall Street bulk transaction or not, is essentially serviced the same by us and thus historical financial results are not required to make decisions about allocation of resources. Additional reasons for not maintaining historical financial results is that we can no longer change the premium charged on the Wall Street bulk transactions because the contract does not allow for rate changes and we are no longer writing new business on these transactions. As such, we believe the Wall Street bulk transactions do not meet the definition of an operating segment as defined in paragraph 10b. of SFAS 131 and consideration of the aggregation criteria is not necessary.
Investments, page 90
6. Your disclosure here as well as in other portions of the document makes reference to the use of a third party pricing service. While you are not required to make these references, when you do, you must also disclose the name of the third party pricing services. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the third party pricing service
Response: We do utilize a prominent third party pricing service to provide us values for the majority of our portfolio. We had disclosed this fact to provide the reader with a comprehensive understanding of our processes and procedures around our investment portfolio and believed this would represent a material consideration for the investor. We have contacted the third party pricing service, requesting their consent to disclose their name in our filing and they have informed us that they do not provide consent to their customers. We have revised our disclosure to make reference to the fact that we obtain information from commercially available resources and that we ultimately are responsible for determining fair value of our investments.
We review the values obtained from commercially available resources for reasonableness and, in some cases, further analyze and research prices generated to ensure their accuracy and take responsibility for determining the fair value to be utilized in the presentation of our financial statements. We will revise our disclosure to make it clear that we determine the fair value of securities in our portfolio based upon knowledge obtained from commercially available resources, rather than relying upon the values provided to us by a pricing service.
Disclosure: We have reproduced the “Investments” portion of our “Basis of presentation and summary of significant accounting policies” footnote that is contained within the financial statements presented in our 2007 10-K with our changes indicated by underlining.
Investments
We categorize our investment portfolio according to our ability and intent to hold the investments to maturity. Investments which we do not have the ability and intent to hold to maturity are considered to be available-for-sale and are reported at fair value and the related unrealized gains or losses are, after considering the related tax expense or benefit, recognized as a component of accumulated other

May 21, 2008

comprehensive income in shareholders’ equity. Our entire investment portfolio is classified as available-for-sale. We obtain information from commercially available resources ~~use a third party pricing services to obtain inputs for~~ to help us determine ~~determining~~ the fair value of our portfolio. These resources ~~services~~ utilize a variety of inputs to determine values ~~fair value~~ including actual trade data, benchmark yield data, broker/dealer quotes, issuer spread data, and other reference information. This information is evaluated using a multidimensional pricing model. This model combines all inputs to arrive at the value ~~price~~ assigned to each security. We review the values ~~prices~~ provided to us by the commercially available resources ~~generated by this model~~ for reasonableness and, in some cases, further analyze and research values ~~prices~~ generated to ensure their accuracy. We take responsibility for determining the fair value to be utilized in our financial statements. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)
We complete a quarterly review of invested assets for evidence of “other than temporary” impairments. A cost basis adjustment and realized loss will be taken on invested assets whose value decline is deemed to be “other than temporary”. Additionally, for investments written down, income accruals will be stopped absent evidence that payment is likely and an assessment of the collectability of previously accrued income is made. Factors used in determining investments whose value decline may be considered “other than temporary” include the following:
•	Investments with a market value less than 80% of amortized costs

•	For fixed income and preferred stocks, declines in credit ratings to below investment grade from appropriate rating agencies

•	Other securities which are under pressure due to market constraints or event risk

•	Intention to hold fixed income securities to maturity
There were no “other than temporary” asset impairment charges on our investment portfolio for the years ending December 31, 2007, 2006 and 2005.
As requested in the comment letter, we hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission Staff or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) we may not assert comments of the Commission Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if the Staff would like to discuss any aspect of this letter.
Very truly yours,

\s\ J. Michael Lauer
J. Michael Lauer
Executive Vice President and Chief Financial Officer

May 21, 2008

cc:	Vanessa Robertson., Securities and Exchange Commission Steven Bateman, PricewaterhouseCoopers LLP